UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CHINDEX INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
169467107
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 169467107	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Elyse Beth Silverberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 459,756 (Common Stock) 390,750 (Class B Common Stock)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 459,756 (Common Stock) 390,750 (Class B Common Stock)
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 459,756 (Common Stock) 390,750 (Class B Common Stock)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.28%*
12	TYPE OF REPORTING PERSON (See Instructions) IN
*Indicates percentage voting power represented by beneficial ownership when the Common Stock and Class B Common Stock vote together.

CUSIP No. 169467107	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Chindex International, Inc.

(b)	Address of Issuer's Principal Executive Offices:

4340 East West Highway, Suite 1100
Bethesda, MD 20814
Item 2.

(a)	Name of Person Filing:

Elyse Beth Silverberg

(b)	Address or Principal Business Office or, if none, Residence:

4340 East West Highway, Suite 1100
Bethesda, MD 20814

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

169467107

Item 3.

Not Applicable

Item 4.	Ownership

(a)
Amount beneficially owned:  As of December 31, 2011, Ms. Silverberg beneficially owned 850,506 shares of Common Stock.  Includes (i) 459,756 shares of Common Stock held by Ms. Silverberg, including 68,335 unvested shares of restricted stock and 211,498 shares underlying options that are currently exercisable or will become exercisable within 60 days, and (ii) 390,750 shares of Class B Common Stock held by Ms. Silverberg.  Each share of Class B Common Stock is convertible at any time into one share of Common Stock and, when voting with the Common Stock, has six votes per share.

(b)	Percent of class: 12.28%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	459,756 (Common Stock)
390,750 (Class B Common Stock)

(ii)	Shared power to vote or direct the vote: 0

*Indicates percentage voting power represented by beneficial ownership when the Common Stock and Class B Common Stock vote together.

CUSIP No. 169467107	13G	Page 4 of 5 Pages

(iii)	Sole power to dispose or direct the disposition of:	459,756 (Common Stock)
390,750 (Class B Common Stock)

(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:
[ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

CUSIP No. 169467107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2012

/s/ Elyse Beth Silverberg
Elyse Beth Silverberg